[Universal Letterhead]

Ms. Keira Ino
Mail Stop 4720
Division of Corporation  Finance
Securities and Exchange Commission
100 First Street. N.E.
Washington D.C. 20549

Re:           Universal Insurance Holdings, Inc.
Form 10K, for the Period Ended December 31, 2008
File No. 001-33251
Comment Letter Dated September 16, 2009

Dear Ms. Ino:

This is to confirm your telephone conversation with Anand D. Nair, Esq. regarding our intention to file a second response to the Comment Letter dated September 16, 2009, based on subsequent verbal comments from the SEC staff, on or before December 2nd.

We will not hesitate to be in touch with you if we have questions regarding any of the comments.  Thank you.

Sincerely yours.

/s/ James M. Lynch

James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer